PART II

Item 1. Business

The information set forth in the Description of Business section on page 19 of the Company’s Offering Circular on Form 1-A filed with the SEC on August 25, 2016 (available here: https://www.sec.gov/Archives/edgar/data/1606799/000149315216012869/part2-3.htm) is incorporated herein by reference.

BioSculpture Technology, Inc. was formed on May 15, 2001 as a Delaware corporation. The Company develops, licenses and distributes power assisted aspiration devices, procedures, related medical equipment, and technologies. Its devices target the liposuction and body sculpting market; the bariatric treatment market; and the fat autograft and adipocyte-derived stem cell processing markets.

BioSculpture addresses the liposuction and obesity markets with proprietary medical devices and saleable products. The Company’s currently FDA-cleared Airbrush® Liposculptor II and the not-yet cleared Airbrush® Liposculptor IIE which will replace it are geared towards the medium and large volume liposuction markets. It plans introduction of the Airbrush® Liposculptor III for the small and medium volume liposuction markets, which will have integrated collection devices for fat autografting for correction of wrinkles and scars.

Liposuction is one of the most commonly performed elective surgical procedure in the world and the most frequently carried out procedure for obesity. According to statistical data released by the American Society of Plastic Surgeons (“ASPS”), liposuction was the second most common cosmetic surgical procedure performed and 235,237 liposuction procedures were performed in the U.S. in 2016, up 6% from the 2015 with a typical liposuction surgical fee of $3,200. ASPS surveys report an estimate of $752,758,400 spent on liposuction in 2016; we believe we can tap into that market with single use, per procedure consumables. We believe the potential medical device market for power-assisted liposuction medical devices is estimated at over $500 million per year.

The Company’s “gentler-by-design” technology has a number of substantial advantages for both patient and doctor. Our design helps reduce patient pain, swelling, bruising, unevenness and waviness, blood loss, and the necessity for repeated procedures and helps to shorten convalescence. For the surgeon, our products increase control and eliminate the surgical drudgery, labor and fatigue of manual stroking required with alternate liposuction processes. By reducing anesthesia time and the necessity of corrective procedures, generally carried out at the surgeon’s expense in his office, the devices can help save the surgeons money.

In 2013, the Company turned its focus from manufacturing power-assisted devices for the cosmetic liposuction market to developing a minimally invasive device and procedure for the treatment of obesity, metabolic syndrome and type 2 diabetes mellitus and plans to introduce the EVL® device for the endoscopic removal of visceral fat.

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Two-thirds of the world is overweight and one third is frankly obese. The McKinsey Global Institute estimates that 50% of the world’s population will be obese by 2030 and that $2 trillion was spent on obesity-related diseases in 2016. Persistent Market Research reports that $1.4 billion was spent on bariatric surgery medical devices in 2014 and that that market has a CAGR of 9.6% so it will reach $2.5 billion by 2020.

It is that fat within your abdomen, the visceral or “belly” fat which liposuction cannot remove that is responsible for all of the morbidities associated with obesity. It causes gastric reflux and sleep apnea simply because of its bulk and secreting the bad cytokines or cellular hormones that cause type 2 diabetes mellitus, hypertension, inflammation and clots in your arteries, heart disease, autoimmune diseases and cancers, hunger, and a lack of energy.

Current bariatric surgical alternatives to treat Obesity are either restrictive (e.g. Lap-Band® and gastric visceral sleeve) or bypass (roux-en-Y gastric bypass) and have serious potential complications (leaks, bleeding, emboli, foreign body complications, fatty liver, kidney stones, and death) and life- compromising sequelae. Those lifestyle compromises may include the inability to eat a normal-sized meal, fatty diarrhea, dumping, anemia, necessity for regular liver function tests, and in many cases becoming a digestive cripple. Testifying to physician and patient satisfaction with current surgical alternatives, the number of bariatric surgical procedures carried out in the U.S. annually has plateaued at roughly 220,000 since 2008 in spite of rising costs. Only 208,000 such procedures were performed in 2016 and 15% of them were revisional at a cost of approximately $1.5 Billion.

The American Diabetes Association reports there are 19.75 million diagnosed, type 2 Diabetics in the U.S. with 1.4 million new type 2 diabetics diagnosed each year. The Endocrine Society reports that physicians are now recommending bariatric surgery for these patients more often because it is more frequently successful than diet and exercise alone. The untapped potential of this bariatric treatment market is huge and growing. BioSculpture Technology believes its third generation tissue aspiration technology will make the direct endoscopic removal of this metabolically detrimental visceral fat a safer, more efficient and cost-saving alternative to both the current bariatric surgical alternatives and the potential market entrants on the horizon.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information set forth in the Description of Business section (page 19) and the Management’s Discussion and Analysis of Financial Condition and Results of Operations section (page 30) of the Company’s Offering Circular on Form 1-A filed with the SEC on August 25, 2016 (available here: https://www.sec.gov/Archives/edgar/data/1606799/000149315216012869/part2-3.htm) is incorporated herein by reference. Audited Financials appear as Exhibits F-1 et seq.

The Company used ($222,214) and ($139,944) net cash in operations and sustained a net loss of ($252,261) and ($198,752) respectively in the fiscal years ended 2016 and 2015. The Company has sold out its inventory, is awaiting funding to convert production to new products, and has had virtually no revenue for the past two years. The Company’s current capital resources are limited and it is dependent upon a successful offering to continue as a going concern and to proceed with its business plan. The U.S. business environment in the election environment has not been supportive of new offerings. Fortunately, the investment environment has improved and the Company plans an aggressive investor relations campaign.

Following the successful funding of this Offering, the Company intends to convert production from manufacture of its currently 510(k)-cleared Airbrush® Liposculptor II which is a pneumatic device to a sleeker electrical version with an anticipated potentially wider appeal, Airbrush® Liposculptor IIE. It plans to upgrade the current Intellimotion® Controller so it may power the not only Airbrush® Liposculptor IIE but also the other two products in development it plans to bring into production – the Airbrush® Liposculptor III and EVL®.

The targeted schedule of projected regulatory approvals and production appears in the Table 1, most accurately stated in quarters from funding. Potential sales from new devices cannot be forecast until the November or December of 2018. Priority will be given to development of the EVL® device in preference because of its much larger market and ultimately much larger potential cash flows. There is no assurance these targets will be met and they are contingent upon adequate funding. As of June 3, 2016 only 1,500 shares of this Regulation A Offering have been sold raising $5,200.00. The Company is committed to an aggressive investor awareness program to call attention to its offering.

Table 1 – Regulatory and Production Milestones

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Presuming receipt of $4,400,000 net funding this Offering, a summary of projected revenues appear in Table 2.

Table 2 – Projected Revenues Summary

Pro forma revenues and projected sales of the Company’s devices are shown in greater detail in Table III and Figures 1-3 respectively

[Balance of page intentionally left blank.]

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Table 3 Projected Revenues Detail

PRO FORMA INCOME STATEMENT	**2017**	**2018**	**2019**	**2020**	**2021**
Sales:					
Airbrush II & IIE Units sold (domestic)	0	35	72	86	103
Airbrush II & IIE Units sold (overseas)	0	26	65	86	103
Total Airbrush II units sold	0	61	137	172	206
Airbrush II Consumables	0	1,464	4,752	8,880	13,824
Airbrush III Units sold (domestic)	0	42	86	103	124
Airbrush III Units sold (overseas)	0	31	77	103	124
Total Airbrush III units sold	0	73	163	206	248
Airbrush III Consumables	0	1,744	5,649	10,593	16,545
EVL Units sold (domestic)	0	18	58	83	100
EVL Units sold (overseas)	0	14	52	83	100
Total EVL Units sold	0	32	109	166	200
EVL Consumables	0	756	3,378	7,362	12,162
Sales Revenue[a]	$0	$7,200,000	$21,652,143	$34,876,714	$48,244,314
Cost of Sales:					
Beginning Inventory	$0	$0	$0	$290,589	$466,249
Purchases	$0	$1,288,248	$3,826,087	$5,848,354	$8,032,825
Inventory on hand	$0	$1,288,248	$3,826,087	$6,138,943	$8,499,074
Ending inventory	$0	$97,842	$290,589	$466,249	$645,499
Cost of Goods Sold (COGS) (LIFO)	$0	$1,190,407	$3,535,499	$5,672,694	$7,853,574
Commissions	$0	$1,800,000	$5,413,036	$8,719,179	$12,061,079
Inventory & Fulfillment	$0	$72,000	$216,521	$348,767	$482,443
Packaging & Documentation	$0	$9,150	$20,550	$25,800	$30,900
Insurance	$12,883	$360,000	$1,082,607	$1,743,836	$2,412,216
Federal Device Excise Tax	$0	$165,600	$497,999	$802,164	$1,109,619
Royalty	$0	$0	$0	$0	$0
Total Cost of Sales[a]	$12,883	$3,597,157	$10,766,212	$17,312,440	$23,949,831
Gross margin	($12,883)	$3,602,843	$10,885,931	$17,564,274	$24,294,483
Operating Expenses:					
G&A	$12,800	$216,000	$649,564	$1,046,301	$1,447,329
Legal	$30,054	$36,065	$36,065	$43,278	$51,933
License impairment	$0	$0	$0	$0	$0
Payroll	$200,000	$375,000	$450,000	$540,000	$648,000
R&D	$1,588,328	$360,000	$1,082,607	$1,743,836	$2,412,216
Rent (uncapitalized leases)	$66,976	$152,371	$182,845	$219,415	$263,297
Travel	$7,746	$108,000	$324,782	$523,151	$723,665
Warranty repairs	$0	$183,000	$411,000	$516,000	$618,000
Compensation Expense - Stock Options	$116,471	$0	$0	$0	$0
Employee benefits:					
Automobile allowances	$7,200	$8,640	$8,640	$10,368	$12,442
Executive bonus	$0	$0	$0	$0	$3,818
Executive education	$0	$0	$0	$0	$0
Total employee benefits	$7,200	$8,640	$8,640	$10,368	$16,259
Promotional:					
MFS	$0	$0	$0	$0	$0
Advertising	$0	$1,440,000	$4,330,429	$6,975,343	$9,648,863
Demo equipment	$60,000	$72,000	$72,000	$86,400	$103,680
Investor Relations & Brokerage Fees	$603,388	$150,000	$150,000	$150,000	$150,000
Seminars & training	$30,000	$36,000	$43,200	$51,840	$62,208
Shows	$30,000	$36,000	$43,200	$51,840	$62,208
Total promotional	$723,388	$1,734,000	$4,638,829	$7,315,423	$10,026,959
Total Operating Expenses[c]	$2,752,962	$3,173,076	$7,784,332	$11,957,771	$16,207,659
Other Income	$5	$0	$0	$0	$0
Net Income before Interest and Taxes (EBITDA)	($2,765,841)	$429,767	$3,101,598	$5,606,503	$8,086,824
Depreciation of Dyes, Tools & Injection Molds	$0	$0	$0	$0	$0
Depreciation of Office, Furniture & Fixtures	($24,555)	($45,984)	($45,984)	($45,984)	($45,984)
Amortization of Exclusive License	$0	$0	$0	$0	$0
Net Income Before Interest & Taxes (EBIT)	($2,790,396)	$383,784	$3,055,615	$5,560,520	$8,040,841
Less Interest Expense	($7,603)	$0	$0	$0	$0
Less Income Tax	($2,000)	($2,000)	($2,000)	($932,814)	($2,814,294)
Net income	($2,799,999)	$381,784	$3,053,615	$4,627,705	$5,226,547

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Figure 1 - Projected Airbrush® Liposculptor IIE Sales

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Figure 2 - Projected Airbrush® Liposculptor III Sales

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Figure 3 - Projected EVL® Sales

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There is a Related Party Note Payable, which mainly represents the C.E.O.’s Personal Guarantee on three bank revolving credit lines. It allows the Company to borrow with a weighted effective interest weight of 4.09% as of June 12, 2017. The Citibank credit line has been termed and both principal and interest payments are being made to National Loan Recovery Corporation to whom the loan was sold. The loan is current and in good standing. As of June 12, 2017, the total note due Dr. Cucin and the amounts outstanding and current interest rates on these credit lines are as follows:

Interest Rate	Credit Line	Amount Outstanding
6.0%	CHASE LOC, PG	$199,770.00
4.0%	CITIBANK (NLRC), PG	$37,395.83
4.0%	BA, PG	$56,686.00
0.0%	no interest	$89,191.97
	Total Note due R. Cucin	$333,043.80

Upon a fully subscribed Offering, as indicated in the Use of Proceeds of Amendment 5 of the Offering Circular filed on August 25, 2016 (page 17), the Company envisions paying down approximately $467,306 of Company indebtedness, and as is good business practice paying down the highest interest rate debt and debt to unrelated parties first. As that debt includes a Note Payable of $80,680.03 for tooling financing to an unrelated party, (also secured by Dr. Cucin’s Personal Guarantee), that debt will be discharged before any zero interest debt to a Related Party will be repaid, leaving a possible $67,864.66 that may be paid directly to Dr. Cucin as a partial repayment of his interest free Note, if and only if the Offering is fully subscribed and it can be done without compromise to effectuating the Company’s business plan. The interest-free Note represents Dr. Cucin’s long-term investment in the Company and need not be repaid until such time as the Company is able to do so without compromise to enactment of its business plan.

Item 3. Directors and Officers

The table below sets forth certain information regarding our directors and executive officers as of December 31, 2016. At the time of filing, only our C.E.O. is a full time employee. Other executives, directors and consultants are part-time from none to several hours a week as needed. There are no arrangements or understandings between any person listed in the table below and any other person pursuant to which he or she was selected to his or her position.

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Name	Position	Age	Date of Appointment
Robert L. Cucin, MD JD	Founder, President, Chief Executive Officer and Chairman of the Board	71	5/21/2001
Deborah Salerno	Chief Financial Officer and Director	63	6/29/2013
Jonas Gayer, CPA	Treasurer and Director	72	5/21/2001
Julia Cucin	Secretary and Director	96	5/21/2001
Peter Ciriscioli, Ph.D.	Engineering Consultant and Director	62	9/19/2014

Familial Relationships

Julia Cucin is Dr. Cucin’s mother.

There are no other family relationships among the persons named above.

Business Experience

Robert L. Cucin, MD, JD, MBA

Founder, President, Chief Executive Officer and Chairman

Dr. Cucin is the Founder of the Company, the inventor of its technology, and has served as its President and C.E.O. since its inception in May of 2001. Dr. Cucin is a serial medical technology and healthcare entrepreneur. He is a practicing surgeon in Manhattan and the Palm Beaches affiliated with the Presbyterian – New York and New York University Downtown Hospitals. He received his undergraduate training from Cornell University where he received his B.A. and graduated magna cum laude in Chemistry and with distinction in all subjects. He was granted his M.D. from Cornell Medical College and did both his General Surgery and Plastic & Reconstructive Surgery Residences at the New York Hospital – Cornell University Medical Center. He is a diplomat of the American Board of Surgery and the American Board of Plastic Surgery, a member of the American College of Surgeons, the International College of Surgeons, and the American College of Legal Medicine. He has a teaching appointment at Weill Cornell Medical College.

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He received a Juris Doctorate from Fordham Law School and is duly admitted to the New York, New Jersey and D.C. Bars and the American Trial Lawyers Association. His original research has been the subject of numerous contributions to the medical literature and he has published books in the fields of both medicine and law. Dr. Cucin founded the Rocin Foundation for Plastic Surgical Research to support his academic research and employs his combined degrees and experience in heading a Biotechnology Analysis and Advisory Service to assist new and established companies developing and either manufacturing or licensing their biomedical intellectual property and to perform due diligence for investors interested in providing the start-up funds for ventures based upon new technology. Concentrating in finance and entrepreneurial ventures, Dr. Cucin obtained an M.B.A. from Columbia Business School. He is a member of Mensa.

Twenty years ago. Dr. Cucin set up Rocin Laboratories, Inc. as a research and development company to perfect biomedical dermatologicals and devices. That company now has an extensive international patent portfolio. Dr. Cucin funded the Lipotome™ Sales unit, the Surgeons Tools Division, and ultimately BioSculpture Technology, Inc. to commercialize that patent portfolio and to concentrate on its further refinement, manufacture, worldwide distribution, and licensing. Dr. Cucin scaled back his practice and has dedicated more than fifty hours a week as our Chairman, Chief Executive Officer and President since 2009. He continues to maintain a limited practice so he can demonstrate and instruct surgeons on the use of our instruments, give lectures, and maintain important peer relationships.

Ms. Deborah Salerno

Chief Financial Officer and Director

In 1988, Ms. Salerno opened DAS Consulting LLC, as managing director, where she participated in a numerous reverse merger and PIPE transactions and managed an investment fund. She has spoken at numerous Reverse Merger and PIPE Conferences and on the AIM market in London.

In 2009, she returned to a FINRA member firm to provide her expertise in the PIPE market. As of 2015, she joined PPMT Capital LLC, which specializes in mergers and acquisitions advisory services, as Managing Director of Investment Banking.

Her experience with security filings, public offerings, PIPE’s, alternative financing and MicroCap companies is of significant value to the Company.

Mr. Jonas Gayer, CPA

Treasurer and Director

Mr. Gayer has served as the Company’s Treasurer and Director since its founding in May of 2001. Mr. Gayer was educated at Brooklyn College and New York University, earning a B.S. Degree in Accounting, an MBA in Economics and Business Administration, and an MBA in Taxation.

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Mr. Gayer worked for the Internal Revenue Service in various capacities for ten years (1972-1982) before joining the CPA firm of Weinick Sander and Company, located in New York City.

In 1990, he established his own firm of Gayer Associates Tax Consulting Company that he still heads today. Mr.

Gayer has been our Treasurer since its founding in 2001 and a member of our Board of Directors since 2003.

Ms. Julia Cucin

Secretary and Director

Ms. Julia Cucin has served as the Company’s Secretary and as a Director since its founding in May of 2001. Ms. Cucin was educated at CUNY earning a BA. She worked as a paralegal at several New York Law Firms and as Personnel Supervisor at the New York World’s Fair.

Ms. Julia Cucin worked with her Husband and next with her son as Vice President and Chief Financial Officer of Esquire Cadillac Limousine Company from 1965 until its sale to Carey Limousine in 1991.

She remains active in several charities and community functions. She has received two awards for her poetry and is currently writing her third book. She has been our Corporate Secretary and a member of our Board of Directors since our founding in 2001.

Dr. Peter Ciriscioli, Ph.D.

Engineering Consultant and Director

Dr. Ciriscioli has served as consultant engineer since 2003 and has served as a Director since September 19, 2014. Dr. Ciriscioli received his B.S. and M.S. in Materials Science and Engineering from the University of California and a Ph.D. in Mechanical Engineering from Stanford University.

Dr. Ciriscioli was Program Manager of the Engineering Mechanics Laboratory at General Electric Corporate Research from 1999 to 2001, where he led new technology development and implementation throughout GE. Prior to that, he worked as a consultant in technology strategy, technology transfer process, and product analysis for HEXCEL, a $1.5 billion aerospace materials manufacturer.

Most recently, Dr. Ciriscioli worked at BAE Systems from 2002 to 2014 as Director, Strategic Capture Support solutions, serving to lead the joint Systems/Navistar Military Group/Arvin Meritor, team to develop the JLTV Family of Vehicles, Captured Mine Resistant Ambush Protected (MRAP) vehicles, and the hybrid electric drive

He has four patents, two books, and numerous published journal articles to his credit.

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Involvement in Certain Legal Proceedings.

There have been no events under any federal or state bankruptcy laws or criminal proceedings material to the evaluation of the ability and integrity of any of our directors or executive officers during the past five years.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Capacities in which compensation was received	Cash Compensation ($)	Other Compensation ($) (1)	Total Compensation ($)
Robert L. Cucin, MD, JD	Founder, President, Chief Executive Officer, Chief Operating Officer, Chief Science Officer and Chairman of the Board	-0-	$46,953.57	$46,953.57
Deborah Salerno	Chief Financial Officer and Director	-0-	$70,009.15	$70,009.15
Jonas Gayer, CPA	Treasurer and Director	-0-	$-0-	$-0-
Julia Cucin	Secretary and Director	-0-	$-0-	$-0-
Peter Ciriscioli, Ph.D.	Engineering Consultant and Director	$3,500	$-0-	$-0-

(1) Represents the aggregate grant date fair value of stock options calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification No. 718 as of the Company’s audited financial statements for the fiscal year ended December 31, 2016.

Historically, we have not paid any salaries, bonuses or cash fees to any of our directors or executive officers. Accordingly, in 2015, the aggregate cash fees paid to our five directors, for their service as directors, as a group was $0. Non-cash compensation in the form of NSO’s has been granted as per the above table. Dr. Ciriscioli has received $3,500 as payment for his hourly billings to date as consultant engineer.

The bulk of Dr. Cucin’s options, all of which are limited to a maximum of a 5-year term by virtue of his owning more than 10% of the Company and the terms of the company’s ESOP, expired on November 16, 2016. New 5-year term options valued at $116,067.49 were awarded to him on January 4, 2016.

In April 2014, we adopted a cash compensation program for our executive officers, to be effective following successful completion of this Offering. The compensation listed will be phased in gradually at the discretion of the Board of Directors, commensurate with the rate at which the Offering is subscribed.

The Company and Dr. Cucin are parties to an employment agreement dated July 25, 2014, which has a 3-year term. The agreement provides that Dr. Cucin will be employed as the Company’s President, Chief Executive Office, Chief Operating Officer and Chief Science Officer at an annual salary of $200,000. The agreement also provides Dr. Cucin with an annual automobile allowance of $10,000 per year, a bonus of 1% of net operating profits of the Company, and provides that the Company shall pay Dr. Cucin’s medical malpractice liability insurance costs and his annual membership dues for the American Society of Plastic Surgeons as he attends the events and demonstrates the Company’s products. Although Dr. Cucin’s employment agreement provides for payment of the annual salary as set forth above, Dr. Cucin has waived receipt of this salary to date, to provide the Company with additional operating flexibility. We expect that Dr. Cucin will commence receiving this salary upon completion of this Offering going forward and past deferred amounts will be paid.

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The Company expects that, upon completion of this Offering, the Company and Ms. Salerno will enter into an agreement whereby Ms. Salerno will receive an annual salary of $125,000 with an estimated semi-annual bonus of $25,000. The Company and Dr. Ciriscioli have an oral agreement pursuant to which Dr. Ciriscioli is paid $350 per hour for engineering consulting work completed for the Company.

Item 4. Security Ownership of Management and Certain Security Holders

As of December 31, 2015, the Company had 6,054,582 shares of common stock outstanding and no preferred stock outstanding. As of December 31, 2016, the Company had 6,242,313 shares of common stock outstanding and no shares of preferred stock outstanding. The following table sets forth information as of December 31, 2016 regarding the beneficial ownership of our common stock by:

(1)	all executive officers and directors as a group, and individually naming each director or executive officer who beneficially owns more than 10% of any class of our voting securities; and

(2)	any other security holder who beneficially owns more than 10% of any class of our voting securities as such beneficial ownership would be calculated if the issuer were subject to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

Information on beneficial ownership of securities is based upon a record list of our security holders and we have determined beneficial ownership in accordance with the rules of the SEC. We believe, based on the information furnished to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable (2)	Percent of Class

Robert L. Cucin, MD, JD	5,450,000	0	87.5%

Deborah Salerno	2,294	116,000	1.9%

Jonas Gayer, CPA	-	58,000	*

Julia Cucin	-	58,000	*

Peter Ciriscioli, Ph.D.	-	58,000	*

All executive officers and directors as a group (5 persons)	5,452,294	522,000	89.4%

(1)	The address of each stockholder, director and executive officer listed is c/o BioSculpture Technology, Inc., 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401.
(2)	Represents the Unexpired Options as of the close of the fiscal year ended December 31, 2016.
*	Less than 1%.

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Item 5. Interest of Management and Others in Certain Transactions

There is a Note currently outstanding to Robert Cucin, our President, Chief Executive Officer and Chairman of the Board, from the Company which totaled 348,255 on December 31, 2016 and totals $333,043.80 as of June 12, 2017. This mainly represents his personal guarantee on three interest bearing revolving bank lines of credit and some direct loans by him to the Company. His personal guarantee allowed the Company to draw upon those credit lines with an effective interest rate of approximately 6.6% during 2015 and 2016. As of June 9, 2016, the effective interest rate is 4.09%.

Dr. Cucin’s personal guarantee of our credit lines and his unsecured, non-interest bearing note were and still are his long-term investments in the Company. Pursuant to the terms of the Note, the Note must be repaid when the Company is adequately funded to facilitate its repayment without adversely affecting operational cash flow materially. The Company plans to pay down these three lines of credit and remove Dr. Cucin’s personal guarantee immediately following the closing of this Offering.

Dr. Cucin’s personal guarantee was also necessary to obtain financing from VGM Financial Services to purchase hard cavity injection molds that are used to manufacture our multicore connectors, which are used in the Airbrush® II Liposculptor. The balance due on that financing as of June 12, 2017 is $80,680.03.

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Item 6. Other Information

None.

Item 7. Financial Statements

Audited Financial statements which prepared in accordance with generally accepted accounting principles in the United States (US GAAP) follow in Exhibits F-1 et seq. The audit of the financial statements was conducted in accordance with the standards of the Public Company Accounting Oversight Board by an auditor registered with Public Company Accounting Oversight Board.

There were no Oil and Gas Producing Activities, no Other Entities, no Guarantors or Issuers of Guaranteed Securities, and no Affiliates.

Item 8. Exhibits

INDEX TO EXHIBITS

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Pybus & Company, P.A.

Certified Public Accountants

American Institute Of Certified Public Accountants	824 US Highway One, Suite 110
Florida Institute Of Certified Public Accountants	North Palm Beach, Florida 33408
	Phone (561)	282-1870
	Fax (561)	282-1871
www.pybuscpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Biosculpture Technologies, Inc.

We have audited the accompanying balance sheets of BioSculpture Technologies Inc. as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2016. BioSculpture Technologies Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioSculpture Technology, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company used cash in operations of $226,825 and $139,944 and had a net loss of $253,227 and $198,752 for the years ended December 31, 2016 and 2015, respectively. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 3 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Pybus & Company, P.A.

North Palm Beach, FL

June 12, 2017

F-1

BioSculpture Technology, Inc.

Balance Sheets

	As of December 31, 2016	As of December 31, 2015
ASSETS

Current Assets
Cash	$48,539	$2,437
Total Current Assets	48,539	2,437

Property and Equipment, Net	8,105	6,749

Other Assets
Deposits	1,250	35
Total Other Assets	1,250	35

Total Assets	$57,893	$9,221

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current Liabilities
Accounts payable	$43,095	$57,908
Accrued Expenses	10,800	-
Convertible Notes payable	-	93,100
Note Payable Related Party	348,255	445,490
Note Payable	80,680	80,680
Total Current Liabilities	482,830	677,177

Total Liabilities	482,830	677,177

Commitments & Contingencies	-	-

Shareholders’ Deficit
Common stock, 0.001 par value, 20,000,000 shares authorized 6,242,313 and 6,054,582 common shares issued and outstanding respectively	6,242	6,020
Paid-in-capital in excess of stated value	3,424,324	2,929,232
Common stock to be issued	-	34
Accumulated deficit	(3,855,504)	(3,603,243)
Total Shareholders’ Deficit	(424,937)	(667,956)

Total Liabilities and Shareholders’ Deficit	$57,893	$9,221

See accompanying notes to financial statements.

F-2

BioSculpture Technology, Inc.

Statement of Operations

	Year Ended December 31,
	2016	2015

Revenues
Sales, net	$-	$968
Total Revenue	-	968

Cost of Goods Sold
Cost of sales	-	187
Gross Profit	-	781

Expenses
Research and development	-	766
Sales and marketing	57,130	59,486
General and administrative	161,570	107,888
Interest expense	30,305	21,993
Depreciation and amortization	3,256	9,401
Total Expenses	252,261	199,533

Accounts payable	(252,261)	(198,752)

Loss Before Provision for Income Taxes	(252,261)	(198,752)

Provision for income taxes	-	-

Net Loss	$(252,261)	$(198,752)

See accompanying notes to financial statements.

F-3

BioSculpture Technology, Inc.

Statement of Changes in Shareholders’ Deficit

	Common Stock		Preferred Stock		Common Stock to be Issued	Additional Paid-in-	Accumulated
	Shares	Amount	Shares	Amount	Amount	Capital	Deficit	Total
Balance December 31, 2014	6,020,178	6,020	-	-	-	2,805,700	(3,404,491)	(592,771)
Deferred compensation exchanged for stock options	-	-	-	-	-	48,567	-	48,567
Shares issued for services	22,936	-	-	-	23	49,977	-	50,000
Shares Issued for cash	11,468	-	-	-	11	24,989	-	25,000
Net loss for the year ended 2015	-	-	-	-	-	-	(198,752)	(198,752)
Balance December 31, 2015	6,054,582	$6,020	-	$-	$34	$2,929,232	$(3,603,243)	$(667,956)
Deferred compensation exchanged for stock options	-	-	-	-	-	32,019	-	32,019
Shares issued for services	-	-	-	-	-	-	-	-
Shares Issued for cash	187,731	222	-	-	(34)	463,073	-	463,260
Net loss for the year ended 2016	-	-	-	-	-	-	(252,261)	(252,261)
Balance December 31, 2016	6,242,313	$6,242	-	$-	$-	$3,424,324	$(3,855,504)	$424,937

See accompanying notes to financial statements.

F-4

BioSculpture Technology, Inc.

Statement of Cash Flows

	Year Ended December 31,
	2016	2015

Cash Flows From Operating Activities
Net loss	$(252,261)	$(198,752)
Adjustments to Reconcile Net Loss to Net Cash Used in Operations
Depreciation and amortization	3,256	9,401
Amortization of deferred compensation	32,019	48,567
Changes in Operating Assets and Liabilities
Decrease in inventory	-	187
Decrease in deposits	(1,215)	1,215
(Decrease) in accounts payable	(14,813)	(561)
Increase in accrued expenses	10,800	-
Net Cash Used in Operations	(222,214)	(139,944)

Cash Flows from Investing Activities
Purchase of property and equipment	(4,611)	-
Net Cash Used In Investing Activities	(4,611)	-

Cash Flows from Financing Activities
Convertible notes payable	(93,100)	93,100
Accounts payable	(97,235)	(25,786)
Sale of stock	463,260	75,000
Net Cash Provided by Financing Activities	272,925	142,314

Net Increase in Cash	46,101	2,370
Cash, Beginning of Year	2,437	67
Cash, End of Year	$48,539	$2,437

Supplemental Disclosure of Cash Activities:
Cash paid for interest	$30,305	$18,276
Income taxes paid	$-	$-

Supplemental Schedule of Non-Cash Financing Activities:
Warrants issued for financing	$-	$-
Warrants issued for services	$-	$-

See accompanying notes to financial statements.

F-5

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS

BioSculpture Technology, Inc. is a U.S. Delaware C-corporation with a fiscal year end December 31, (The Company or “BST”). BST is an F.D.A.-registered medical device manufacturer and developer of surgical devices and procedures for handling adipose tissue targeting: the liposuction and body sculpting market; the bariatric market; and fat autograft and adipocyte-derived stem cell processing markets.

BST has prioritized final development of a patented and prototyped minimally invasive device for the endoscopic removal of visceral or “belly” fat as a new treatment of obesity, metabolic syndrome and type 2 diabetes mellitus.

The Company’s operates efficiently using OEM manufacturers to manufacture, provide inventory and fulfilment, and service the medical devices manufactured pursuant to its design specifications.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounts on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of cash flow statements, the Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition, Accounts Receivable and Allowances

The Company recognizes revenue over the period the service is performed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 605, Revenue Recognition in Financial Statements. In general, ASC No. 605 requires that four basic criteria must be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services rendered, (iii) the fee is fixed and determinable, and (iv) collectability is reasonably assured.

F-6

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

The Company places its products with medical distributors, who make the products available for sale to customers, consisting of hospitals and surgery centers. Revenue from sales of products and related costs of products sold are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectivity is reasonably assured. This generally occurs when the customer requests and takes possession of the product for use, at which time title passes to the customer.

Management monitors collections and payments from its customers and maintains an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that have been identified. Management uses its best judgment, based on the best available facts and circumstances, and records a reserve against the amounts due to reduce the receivable to the amount that is expected to be collected. These reserves are re-evaluated and adjusted as additional information is received that impacts the amount reserved.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over their useful economic lives, which is estimated at 7 to 10 years.

Licenses and Patents

Costs to acquire rights to licenses are capitalized and amortized over their expected economic useful lives. Where the future benefits of the rights are unknown, these costs are expensed as incurred. Costs associated with the submission of a patent application are expensed as incurred given the uncertainty of the patents resulting in probable future economic benefits to the Company.

Long-lived Assets

The Company reviews its long-lived assets and certain identifiable intangible assets held and used for possible impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In evaluating the fair value and future benefits of its tangible and intangible assets, management performs an analysis of the anticipated discounted future net cash flows of the individual assets over the remaining estimated economic useful lives. The Company recognizes an impairment loss if the carrying value of the assets exceeds the expected future cash flows. As of December 31, 2015 and December 31, 2016 there were no impaired long-lived assets respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method prescribed by ASC No. 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carry forwards. Deferred taxes are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

F-7

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

Each reporting period, the Company assesses whether its deferred tax assets are more-likely-than-not realizable, in determining whether it is necessary to record a valuation allowance. This includes evaluating both positive (e.g., sources of taxable income) and negative (e.g., recent historical losses) evidence that could impact the realizability of the Company’s deferred tax assets.

The Company recognizes the impact of an uncertain tax position in its financial statements if, in management’s judgment, the position is more-likely-than-not sustainable upon audit based on the position’s technical merits. This involves the identification of potential uncertain tax positions, the evaluation of applicable tax laws and an assessment of whether a liability for uncertain tax positions is necessary. Different conclusions reached in this assessment can have a material impact on our consolidated financial statements. Currently, we have no uncertain tax positions.

The net deferred tax liability in the accompanying balance sheets includes the following amount of deferred tax assets and liabilities.

	2016	2015

Deferred tax liability	$-	$-

Deferred tax asset
Net operating loss carry forward	1,598,572	1,498,679
Valuation allowance	1,598,572	1,498,679
Net deferred tax asset	$-	$-
Net deferred tax liability	$-	$-

The provision for income taxes has been computed as follows:

	2016	2015
Expected income tax recovery (expense) at the statutory rate of 35% - Federal	$88,291	$69,563
Expected income tax recovery (expense) at the statutory rate of 7.1% - State	25,082	14,111
Tax effect of expenses that are not deductible for income tax purposes	(13,480)	(20,517)
Change in valuation allowance	(99,893)	(63,158)
Provision for income taxes	$-	$-

F-8

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This is necessary due to the Company’s continued operating losses and the uncertainty of the Company’s ability to utilize all of the net operation loss carry forwards before they will expire through the year 2036. The net change in the valuation allowance for the years ended December 31, 2016 and 2015 were decreases of $99,893 and $63,158 respectively. The components of income tax expense related to continuing operations are as follows:

	2016	2015
Federal
Current	-	-
Deferred	-	-
	$-	$-

State and Local
Current	-	-
Deferred	-	-
	$-	$-

Reclassification

Certain amounts from prior periods have been reclassified to conform to the presentation of current periods.

Note Payable

On April 13, 2007, the Company entered into a capital lease with VGM Financial Services for $154,475 towards tooling for Airbrush® Multicore Connector parts maintained at the Colder Products Company. The loan was secured by a lien on the tooling and the Personal Guarantee of Dr. Cucin.

The Company made its last payment on March 20, 2009 and defaulted on the lease on May 1, 2009 with unpaid principal and interest was $73,345, the value at which the debt is carried forward. An oral promise was made to pay the unpaid principal in full as soon as the Company is able in a telephone conversation at the time. A delinquent fee of $7,335 which is 10% of the past due balance has been accrued per the capital lease agreement.

	2017	2018	2019	2020	2021	Later Years
Note Payable	$80,680	-	-	-	-	-

Shipping and Handling Costs

We expense all shipping and handling costs as incurred. We include these costs in general and administrative expenses on the accompanying financial statements

F-9

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

Advertising Costs

We expense advertising costs when incurred. Advertising costs include investor relations to promote stock sales and website visibility. Advertising costs were $ 57,130 and $59,486 during the periods ended December 31, 2016 and 2015 respectively.

Research and Development Expenses

Research and development expenditures, which are expensed as incurred, totaled $0 and $766 during the periods ended December 31, 2016 and 2015 respectively.

Stock-Based Compensation

In accordance with ASC No. 718, Compensation – Stock Compensation (“ASC 718”), the Company measures the compensation costs of stock-based compensation arrangements based on the grant date fair value of granted instruments and recognizes the costs in the financial statements over the period during which employees are required to provide services. Stock-based compensation arrangements include stock options and restricted stock awards.

Equity instruments (“instruments”) issued to non-employees are recorded on the basis of the fair value of the instruments, as required by ASC 718. ASC No.505, Equity Based Payments to Non-Employees (“ASC 505”), defines the measurement date and recognition period for such instruments. In general, the measurement date is (a) when a performance commitment, as defined, is reached or (b) when the earlier of (i) the non-employee performance is complete and (ii) the instruments are vested. The measured value related to the instruments is recognized over a period based on the facts and circumstances of each particular grant as defined in ASC 505.

The Fair Market Value of each option granted under the Company’s Amended and Restated 2011 Long-term Incentive Plan (the “Plan”) was estimated using the Black Scholes Merton option-pricing model (see Note 10). Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of the Company’s common stock price, (ii) the expected life of the award, which for options is the period of time over which employees and nonemployees are expected to hold their options prior to exercise, (iii) expected dividend yield on the Company’s common stock, and (iv) a risk-free interest rate, which is based on quoted U.S. Treasury rates for securities with maturities approximating the expected term. Expected volatility was estimated based on an average of available data from the reported volatilities in financial filings of three Small Cap medical device companies. The expected life of options has been determined using the “simplified” method as prescribed by Staff Accounting Bulletin (“SAB”) No. 110, an amendment to SAB No. 107, which uses the midpoint between the vesting date and the end of the contractual term. The expected dividend yield is zero as the Company has never paid dividends and does not currently anticipate paying dividends in the foreseeable future.

F-10

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

Recent Accounting Pronouncements

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This standard makes several modifications to Topic 718, including the accounting for forfeitures, employer tax withholding on share-based compensation, income tax consequences, and clarifies the statement of cash flows presentation for certain components of share-based awards, all of which are intended to simplify various aspects of the accounting for share-based compensation. The ASU will require that the difference between the actual tax benefit realized upon option exercise or restricted share or restricted stock unit release and the tax benefit recorded based on the fair value of the stock award at the time of grant (the “excess tax benefits”) to be reflected as a reduction of the current period provision for income taxes with any shortfall recorded as an increase in the tax provision rather than as a component of changes to additional paid-in capital. The ASU will also require the excess tax benefit or detriment realized to be reflected as operating cash flows rather than financing cash flows. The standard is effective beginning January 1, 2017.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), that replaces existing lease guidance. Under this ASU, leases will be required to record right-of-use assets and corresponding lease liabilities on the balance sheet. This guidance is effective beginning January 1, 2019. The new standard is required to be applied with a modified retrospective approach to each prior reporting period presented. The Company has not yet determined the impact that the adoption of this guidance will have on our consolidated financial statements.

NOTE 3: GOING CONCERN

The financial statements have been prepared assuming that the Company will continue as a going concern. The Company used cash in operations of $226,825 and $139,944 and had a net loss of $252,261 and $198,752 for the years ended December 31, 2016 and 2015, respectively. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.

Management believes that the actions presently being taken and the success of future operations will be sufficient to enable the Company to continue as a going concern. This includes the introduction of new products including those targeting new markets such as the bariatric treatment of obesity, metabolic syndrome and type 2 diabetes mellitus. However, there can be no assurance that the raising of equity and/or debt, including convertible debt and/or future operations will be successful. Failure to achieve the needed equity and/or debt, including convertible debt funding could have a material adverse effect on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consist of the following at the end of these reporting periods:

F-11

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

	December 31
	2016	2015
Dyes, Tools & Molds	$-	$6,274
Furniture & Fixtures	11,360	9,876
Total Property & Equipment	11,360	16,150
Depreciation	(3,256)	(9,401)
	$8,105	$6,749

Furniture & Fixtures were depreciated under the straight-line method over an estimated useful life of 10 years; depreciation expense on furniture and fixtures for the periods ended December 31, 2016 and 2015 was $3,256 and $3,126 respectively.

Dyes, Tools and Molds with an initial value of $264,524 were depreciated over a useful life of 7 years. Tooling depreciation for the periods ended December 31, 2016 and 2015 was $0 and $6,275 respectively.

NOTE 5: INTANGIBLE ASSETS

Exclusive License

BioSculpture Technology, Inc. entered into a License Agreement with Rocin Laboratories, Inc. on June 2, 2001 in exchange for $250,000 and a 6% royalty on gross sales. The License was exclusive for all patents in the portfolio except for patent 5,112,302.

The $250,000 value of the license was calculated by calculating the Net Present Value of a 20-year cash flow of $40,000 per year at a discount rate of 15%, which came to $250,373. That was the Byron Medical guaranteed annual minimum royalty payment alone. Rocin Laboratories was also receiving a 10% royalty from NuMed on a non-exclusive license of the same single patent at the time.

On July 10, 2009, the Exclusive License was modified to eliminate royalty payments in exchange for an additional payment of $250,000. By then there were 18 applications and 15 patents had issued. This gave the BioSculpture Technology, Inc. an exclusive, paid up, perpetual, royalty free license of the portfolio, its continuations and subsequent improvements, and an absolute lock on twin cannula technology in the marketplace. The license is carried on the books at its cost of $500,000. It is perpetual, fully paid up and royalty free, and includes all improvements upon current technology.

Currently there are three newly allowed patents and numerous pending U.S. applications. Allowances are for endoscopic visceral lipectomy and pending claims include subsequent improvements in the design of the single and twin cannula aspiration platform extending protection to 2029.

F-12

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

As the license has generated negligible cash flow for the proceeding 3 years, the license was deemed fully impaired on December 31, 2013.

NOTE 6: LEASES

The Company occupies a 1,400 square foot office at 1550-4 Latham Road, West Palm Beach, Florida where it is a month-to-month tenant as the previous lease had expired and ownership of the property has changed hands twice in the last several years through bankruptcy. The Company was a month-to-month tenant for the first two quarters of 2016 with a rent of $1,214.53 per month. The Company entered into a one year operating lease on the property on July 1, 2016 with an increase of the rent to $1,484.00 month. Palm Beach County sales tax increased the monthly rent to $1,498 for 2017.

	2017	2018	2019	2020	2021	Later Years
Lease Payments	$8,988	-	-	-	-	-

NOTE 7: CONVERTIBLE NOTES PAYABLE

During 2015, six convertible notes payable were issued totaling $93,100 with 10% annual simple interest, which permit the payee to convert any unpaid principal and interest into the company’s common stock at a price of $2.18.

	Balance December 31, 2014	Additions	Notes Converted	Notes Repaid	Balance December 31, 2015
Total	$-	$93,100	$-	$-	$93,100

	Balance December 31, 2015	Additions	Notes Converted	Notes Repaid	Balance December 31, 2016
Total	$93,100	$-	$(93,100)	$-	$-

NOTE 8: RELATED PARTY TRANSACTIONS

Note Payable Related Party

There is a Note currently outstanding to an officer of the Company totaling $348,255 and $445,490 on December 31, 2016 and December 31, 2015 respectively. This mainly represents his Personal Guarantee on three interest bearing bank-revolving Lines of Credit but also some direct loans by him to the Company. His Personal Guarantee allows the Company to draw upon those Credit Lines with an effective interest rate of approximately 5% during 2016 and 2015.

F-13

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

						Later
	2017	2018	2019	2020	2021	Years
Note Payable Related Party Maturities:	$348,255	$-	$-	$-	$-	$-

NOTE 9: SHAREHOLDER’S DEFICIT

Common Stock

During 2015, the company authorized the sale of 11,468 shares of common stock at a price of $2.18 per share. The shares have been recorded as to be issued at December 31, 2015

During 2015, the Company authorized the issuance of 22,936 shares of common stock at $2.18, the fair value of the shares when the individual performed services. The fair value of the shares totaling $50,000 has been recorded as consulting services. The shares have been recorded as to be issued at December 31, 2015

During 2016, the company authorized the sale of 45,872 shares of common stock at a price of $1.09 per share to an existing shareholder and advisor. The shares have been recorded as to be issued at December 31, 2016.

In June 2016, an existing shareholder purchased 4,587 common shares for $10,000 at $2.18 per share.

In August 2016 $10,000 of bonds purchased one year earlier matured and converted with accrued interest of $1,005.40 into 5,049 common shares at a common stock price of $2.18.

In September 2016 upon qualification of the Company’s tier 2 Regulation Offering, all remaining outstanding $332,100 convertible notes and $4,893.10 of accrued interest converted into 106,987 common shares at a 10% discount to the offering price or $3.15/share.

Stock Options

The Company has an Employee Stock Option Plan instituted on November 16, 2011 (“2011 ESOP”), which provides for the issuance of stock options to management and other key employees. There are 886,731 shares reserved under the Stock Option Plan, of which 585,000 shares were available for grant at December 31, 2016. Options were granted for periods not exceeding 10 years and exercisable 0 to 4 years after the date of grant at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. All options granted to date have been non-statutorily qualified options. (“NSO” or “NSQO”).

F-14

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

For the purposes of calculating the stock-based compensation under FASB (ASC) 718, the Company estimates the fair value of the stock options using Black-Scholes option-pricing model, which is consistent with the model used for pro-forma disclosures under SFAS 123 prior to the adoption of FASB (ASC) 718. The Black Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferrable. In addition, Black-Scholes option-pricing model incorporates various highly sensitive assumptions including expected volatility, expected term and interest rates. Due to the Company’s private status limited historical, restricted stock sales, the estimated volatility reflects application of SAB No. 107, incorporating the historical volatility of comparable companies whose share prices are freely trading and publically available. The expected term of the Company’s stock option is based on an expected event horizon of a change in control triggering the total vesting and exercise of the options per the stock option agreement. In addition, in accordance with FASB (ASC) 718 share based compensation expense recognized in the statement of operation in 2016 for award grants after January 1, 2009 is based on awards ultimately expected to vest and is reduced for estimated forfeitures.

On November 16, 2011, the Company granted options to purchase 580,000 shares of the Company’s common stock, at an exercise price of $2.18 per share. The options vest between a one to three year period and expire November 16, 2021. The most recent sales price of the common stock at the time of issuance of the options was $1.00 per share. The fair value of the options totaled $184,507 using the Black-Scholes option pricing model with the following assumptions: i) risk free interest rate of 2.78%, ii) expected life of between 3 and 6.5 years, iii) dividend yield of 0%, iv) expected volatility of 59%. The Company recognized $0 and $13,811 deferred compensation for the years ended 2016 and 2015 respectively.

On September 20, 2013, the Company granted options to purchase 5,000 shares of the Company’s common stock, at an exercise price of $2.18 per share. The options vest over a four year period and expire September 20, 2023. The most recent sales price of the common stock at the time of issuance of the options was $2.18 per share. The fair value of the options totaled $6,455 using the Black-Scholes option pricing model with the following assumptions: i) risk free interest rate of 2.35%, ii) expected life of 7 years, iii) dividend yield of 0%, iv) expected volatility of 57.9%. The Company recognized $1,614 and $1,614 deferred compensation for the years ended 2016 and 2015 respectively.

On February 3, 2015, the Company granted options to purchase 116,000 shares of the Company’s common stock, at an exercise price of $2.18 per share. The options vested instantly and expire February 3, 2025. The most recent sales price of the common stock at the time of issuance of the options was $2.18 per share. The fair value of the options totaled $116,963 using the Black-Scholes option pricing model with the following assumptions: i) risk free interest rate of 2.14%, ii) expected life of between 2.5 and 5 years, iii) dividend yield of 0%, iv) expected volatility of 64.44%.

One June 1, 2016, the Company issued options for 58,000 shares of the Company’s common stock at an exercise price of $2.18 per share. The options had a two year term and vested at grant to a director and officer 15 years’ service.

F-15

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

The Company recognized $403.42 of deferred compensation expense during the years ended December 31, 2016 and December 31, 2015, respectively.

Option Grant activities during 2016 are tabulated below. Since with 5% or more stock ownership have the terms of their options limited to 5 years, Dr. Cucin’s option grants for 174,000 shares awarded on 11/16/11, expensed at $32,619.41, expired on 11/16/11.

The estimated fair value of each stock option grant on the date of grant was computed using the following weighted-average assumptions, using the simple method to estimate lifetime at grant as the midpoint between vesting and contractual life.

Additional information concerning the activity in the option plan is as follows:

	2016		2015
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	701,000	2.18	585,000	2.18
Granted	58,000	2.18	116,000	2.18
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	174,000	2.18	-	-
Outstanding, end of year	585,000	2.18	701,000	2.18

Exercisable, end of year	580,000		696,000

Additional information concerning the unvested options is as follows:

	2016		2015
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Non-Vested options at beginning of year	5,000	2.18	5,000	2.18
Granted	-	-	-	-
Vested	-	-	-	-
Cancelled	-	-	-	-
Non-Vested options at end of year	5,000	2.18	5,000	2.18

Summarized information with respect to the options outstanding under the option plan at December 31, 2016 and 2015 is as follows:

F-16

BIOSCULPTURE TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and December 31, 2015

Options Outstanding			Options Exercisable
Reaming
		Average	Weighted		Weighted
Exercise	Number	Contractual	Average	Number	Average
Price	Outstanding	Life (In Years)	Exercise Price	Exercisable	Exercise Price
2.18	585,000	4.58	2.18	580,000	2.18

The estimated fair value of each stock option grant on the date of grant was computed using the following weighted-average assumptions:

	December 31,
	2016	2015
Risk-free interest rate	2.45%	2.14%
Expected term (life) of options (in years)	4.19	8.35
Expected dividends	0	0
Expected volatility	59%	64.44%

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and liabilities that arise in the ordinary course of business. In the opinion of management, the amount of the ultimate liability with respect to those actions will not materially affect the Company’s financial position or results of operations. There are no active or pending litigation or proceedings involving the Company.

NOTE 11: SUBSEQUENT EVENTS

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through , 2017, the date the financial statements were issued.

F-17

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioSculpture Technology, Inc.

By	/s/ Robert L. Cucin MD	, CEO and CHAIRMAN	June 12, 2017
Robert L. Cucin MD			Date

By	/s/ Deborah Salerno	, CFO and DIRECTOR	June 12, 2017
Deborah Salerno			Date

By	/s/ Julia Cucin	, SECRETARY and DIRECTOR	June 12, 2017
Julia Cucin			Date

By	/s/ Peter Ciriscioli	, CONSULTANT ENGINEER and DIRECTOR	June 12, 2017
Peter Ciriscioli			Date

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